Exhibit 3.4

CERTIFICATE OF STOCK DESIGNATION

OF

OCEAN RESOURCES, INC.

It is hereby certified that:

1.                                       The name of the corporation (the “Corporation”) is Ocean Resources, Inc.

2.                                       The Amended and Restated Certificate of Incorporation of the Corporation authorizes the issuance of 20,000,000 shares of preferred stock (“Preferred Stock”)  of the Corporation having a par value of $.001 per share, and expressly vests in the Board of Directors of the Corporation the authority to fix by resolution or resolutions the designation, number, preferences and relative, participating, optional and other special rights and the qualifications, limitations, restrictions and other distinguishing characteristics of each series of Preferred Stock to be issued.

3.                                       The Board of Directors of the Corporation, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series C issue of the Preferred Stock of the Corporation.

RESOLVED, that there shall be authorized a series of Preferred Stock of the Corporation, to be designated as “Series C” Preferred Stock, which will have relative rights, preferences and limitations as follows:

a.                                       Designation and Amount.  The designation of this series of Preferred Stock (“Series C Preferred Stock”) shall be “Series C Redeemable Preferred Stock”, and the total number of authorized shares of such series shall be 5,000,000 shares.  Subject to the provisions of the Certificate of Incorporation, such number of shares may be increased or decreased from time to time by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series C Preferred Stock to a number less than the number of shares of such series then issued and outstanding, plus the number of shares of such series reserved for issuance upon the exercise of outstanding options, warrants or rights or the conversion or exchange of outstanding indebtedness or other securities issued by the Corporation.

b.                                      Ranking.  The Series C Preferred Stock shall rank (i) junior to Senior Securities, (ii) on a parity with Parity Securities and (ii) senior to any other security of the Corporation, including Common Stock (all of such securities of the Corporation to which the Series C Preferred Stock shall rank senior, including the Common Stock, being hereinafter referred to as the “Junior Securities”) with respect to the payment of dividends and other distributions, whether prior to or in connection with a Liquidation of the Corporation.

c.                                       Dividends.  The Corporation is not required to pay any dividends on the Series C Preferred Stock.

d.                                      Liquidation.

(1)                                  In the event of a Liquidation of the Corporation, each holder of a share of Series C Preferred Stock shall be entitled to receive, before any distribution shall be made to the holders of Junior Securities, an amount per share equal to the Liquidation Amount; provided, however, that the holders of the outstanding shares of Series C Preferred Stock shall not be entitled to receive such liquidation payment until the liquidation payments on all outstanding Senior Securities, if any, shall have been paid in full and the right to receive any such payment shall be subject to the rights of any Parity Securities to share in such payments on a pro rata basis with the Series C Preferred Stock.

(2)                                  In the event that upon the Liquidation of the Corporation there are not sufficient assets available to permit payment in full of the liquidation payments owing to all holders of outstanding shares of Series C Preferred Stock and any outstanding Parity Securities, then the holders of all such shares shall share ratably in such distribution of assets based on the amount that they would receive if the amounts to which the holders of outstanding shares of Series C Preferred Stock and the holders of outstanding shares of such Parity Securities are entitled were paid in full.

e.                                       Redemption at Option of the Corporation.

(1)                                  Provided that the Corporation shall have repaid in full the principal amount of and interest accrued on Senior Securities and all other amounts, if any, that are owing to the holders thereof under the express terms of the Senior Securities, at any time following a Redemption Date the outstanding shares of Series C Preferred Stock shall be redeemable, in whole or in part, at the option of the Corporation at a redemption price (the “Redemption Price”) per share of $3.00.  The source of funds available for such redemption shall be Distributable Cash.

(2)                                  As promptly as practicable after a Redemption Date, the Corporation, by action of the Board of Directors, shall give notice by first class mail, postage prepaid, to the holders of record of all outstanding shares of Series C Preferred Stock, addressed to such holders at the address shown on the books of the Corporation or any transfer agent for the Series C Preferred Stock.  Each such notice shall state (i) the Redemption Date, (ii) the total number of shares of Series C Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder, (iii) the Redemption Price, and (iv) the place or places where certificates for shares of Series C Preferred Stock may be surrendered for payment of the Redemption Price.

(3)                                  From and after a Redemption Date, if funds necessary for redemption of the total number of shares of Series C Preferred Stock to be redeemed shall have been irrevocably deposited or set aside for the benefit of the holders of such shares, then such shares of Series C Preferred Stock will no longer be deemed outstanding and all rights in respect of such shares shall cease, except the right to receive the Redemption Price.  If fewer than all of the outstanding shares of Series C Preferred Stock are to be redeemed, then Corporation shall redeem a portion of the shares of each holder determined pro rata based on the number of shares held by each holder.

f.                                         Repurchase.

(1)                                  From and after a Repurchase Date, each holder of Series C Preferred Stock shall have the right, at the option of such holder, to require the Corporation to repurchase a pro rata portion of the shares of Series C Preferred Stock held by such holder at a repurchase price (the “Repurchase Price”) per share of $3.00.  The source of funds available for such repurchase shall be Distributable Cash.

(2)                                  As promptly as practicable after a Repurchase Date, the Corporation shall make an unconditional offer to each holder of Series C Preferred Stock to purchase, in part, the outstanding shares of Series C Preferred Stock held by such holder at the Repurchase Price.  Such offer shall be made pursuant to a notice given by first class mail, postage prepaid, to the holders of record of the Series C Preferred Stock, addressed to such holders at the address shown on the books of the Corporation or any transfer agent for the Series C Preferred Stock.  Each such notice shall state (i) the Repurchase Date, (ii) the total number of shares of Series C Preferred Stock which may be repurchased and, if fewer than all the shares held by such holder may be repurchased, the number of such shares which may be repurchased from such holder, and (iii) the address to which the holders of Series C Preferred Stock may elect to deliver their written acceptance of the repurchase offer, together with certificates for shares of Series C Preferred Stock tendered for repurchase.

(3)                                  In order to accept a repurchase offer made by the Corporation, a holder of Series C Preferred Stock shall deliver to the Corporation at any time from and after a Repurchase Date a written acceptance of the repurchase offer, together with certificates for shares of Series C Preferred Stock tendered for repurchase.  The Corporation shall promptly accept for payment a portion of the shares of each holder who tendered its shares, determined pro rata based on the number of shares held by each holder, and shall pay the Repurchase Price to such holder by wire transfer of immediately available funds to such account as shall be specified by such holder in its written acceptance.  If the Corporation repurchases fewer than all shares tendered for repurchase, the Corporation shall promptly deliver to each holder tendering shares a certificate evidencing the full number of shares not repurchased.

g.                                      Voting Rights.

(1)                                  Except as set forth in paragraph g.(2) below, the holders of Series C Preferred Stock shall not be entitled to vote on any matter submitted to a vote of the stockholders of the Corporation.

(2)                                  The affirmative consent of the holders of a majority of the outstanding shares of Series C Preferred Stock, voting as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary in order to authorize, effectuate or validate any of the following:

(a)                                  the amendment, alteration or repeal of any of the provisions of the Certificate of Incorporation or the Bylaws of the Corporation that adversely affects the preferences or relative, participating, optional or other special rights of the holders of shares of Series C Preferred Stock; or

(b)                                 a Merger Transaction.

h.                                      Certain Definitions.  As used in these resolutions, the terms set forth below have the following meanings:

“Board of Directors” means the Board of Directors of the Corporation.

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Corporation, as amended from time to time.

“Distributable Cash” means, for a given calendar quarter, one-half of net income from salvage operations.

“Liquidation” means any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary; provided, however, that for purposes of this definition (i) a Merger Transaction or (ii) a sale, transfer or other conveyance of all or substantially all of the properties and assets of the Corporation shall be deemed a liquidation of the Corporation.

“Liquidation Amount” means $3.00 per share of Series C Preferred Stock.

“Merger Transaction” means a merger or consolidation of the Corporation into or with a corporation or other entity (i) in which the Corporation is not the sole surviving corporation, (ii) in which shares of Series C Preferred Stock are to be converted in whole or in part into any securities or other property, or (iii) which would result in the effectuation of, or would permit the Corporation to effectuate after the consummation of such merger or consolidation (without the consent of the holders of a majority of the outstanding shares of Series C Preferred Stock), any of the actions described in paragraph g.(2) above.

“Parity Securities” means the Series A Preferred Stock, Series B Preferred Stock, and any other class or series of security issued by the Corporation ranking on a parity with the Series C Preferred Stock with respect to distributions upon a Liquidation of the Corporation.

“Redemption Date” means November 1, February 1, May 1 and August 1 of each year, at which time the Corporation determines that it has net income from salvage operations (as of the end of the immediately preceding calendar quarter).

“Repurchase Date” means November 1, February 1, May 1 and August 1 of each year, at which time the Corporation determines that it has net income from salvage operations (as of the end of the immediately preceding calendar quarter).

“Senior Securities” means any class or series of security issued by the Corporation ranking senior to the Series C Preferred Stock with respect to distributions upon a Liquidation of the Corporation.

RESOLVED: That the statements contained in the foregoing resolution creating and designating the “Series C” issue of the Preferred Stock of the Corporation and fixing the number, powers, preferences and relative, optional, participating and other special rights and the qualifications, limitations, restrictions and other distinguishing characteristics thereof shall be deemed to be included in and be a part of the Amended and Restated Certificate of Incorporation of the Corporation pursuant to the provisions of Sections 104 and 151 of the Delaware General Corporation Law.

RESOLVED FURTHER:  That the officers of the Corporation are hereby authorized to file the Certificate of Stock Designation with the Secretary of State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Stock Designation as of March      , 2004.

OCEAN RESOURCES, INC.

By:
Name:	Dennis McLaughlin, III
Title:	Chief Executive Officer